SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2008

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE CONCERNING STOCK SPLIT, INTRODUCTION OF UNIT SHARE SYSTEM AND CHANGE IN RATIO OF ADRS TO UNDERLYING SHARES

On May 13, 2008, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning its board of directors’ resolution on the implementation of a stock split, the introduction of the unit share system and a change in the ratio of the ADRs to underlying shares.

The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: May 13, 2008

May 13, 2008

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock

Exchanges, Fukuoka and Sapporo Stock Exchanges)

NOTICE REGARDING STOCK SPLIT, INTRODUCTION OF UNIT SHARE SYSTEM AND

CHANGE IN RATIO OF ADRS TO UNDERLYING SHARES

Nippon Telegraph and Telephone Corporation (“NTT”) hereby announces that, at a meeting of its board of directors held today, resolutions were adopted in relation to: the implementation of a stock split (whereby one share of common stock shall be split into 100 shares); the introduction of the unit share system (whereby the number of shares constituting one unit shall be set at 100); and a change in the ratio of American Depository Receipts (“ADRs”) to underlying shares.

Stock split and introduction of unit share system

1.	Purpose

With the scheduled implementation next January of the “Law for partial amendments to the Law concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities (Law No. 88 of 2004)” (“Settlement Streamlining Law”), share certificates of listed companies are taking electronic form.

With the introduction of the electronic share certificate system, fractional shares will need to be eliminated. In order to ensure that the transition away from the fractional share system will be smooth, NTT will effect a stock split of its shares of common stock and will adopt the unit share system.

2.	Stock split

(1) Method of stock split

The reference date for the stock split will be the day before the day immediately preceding the introduction date of the electronic share certificate system.(*1) On the day immediately preceding the introduction date of the electronic share certificate system, each share of common stock held by shareholders entered or recorded on the final register of shareholders and beneficial owners as of the reference date will be split into 100 shares, and each fractional share of common stock held by shareholders entered or recorded on the final register of fractional shares as of the reference date will be split into shares of common stock at a ratio of 100-to-1.

(*1)	“The day immediately preceding the introduction date of the electronic share certificate system” shall be the day immediately preceding the implementation date as stipulated in Article 1 of the Supplementary Regulations to the Settlement Streamlining Law (pursuant to “Outline of Stock Dematerialization” issued by the Japan Securities Depository Center, Inc. (JASDEC)).

(2) Increase in number of shares by stock split:

•	Total issued shares before stock split: 15,741,209 shares

•	Increase of shares by stock split: 1,558,379,691 shares

•	Total issued shares after stock split: 1,574,120,900 shares

•	Total issuable shares after stock split: 6,192,920,900 shares

(3) The above shall be subject to approval and passage of the partial amendment to the articles of incorporation (introduction of unit share system) at the 23rd Ordinary General Meeting of Shareholders scheduled to be held on Wednesday, June 25, 2008.

3.	Introduction of unit share system

(1) Number of shares consisting one unit

Effective the day immediately preceding the introduction date of the electronic share certificate system(*2), the unit share system will be adopted and the number of shares constituting one unit shall be set at 100.

(*2)	This shall be the day immediately preceding the implementation date as stipulated in Article 1 of the Supplementary Regulations to the Settlement Streamlining Law (pursuant to “Outline of Stock Dematerialization” issued by JASDEC).

(2) The above shall be subject to approval and passage of the “partial amendment to the articles of incorporation (introduction of unit share system)” at the 23rd Ordinary General Meeting of Shareholders scheduled to be held on Wednesday, June 25, 2008, and approval by the Minister of Internal Affairs and Communications.

4.	Schedule (Tentative)

Below is a tentative schedule assuming January 5, 2009 as the date of implementation of the Settlement Streamlining Law.

Date	Event
Tuesday, May 13, 2008

Resolution by the board of directors regarding stock split (with conditions precedent; partial amendment to the Articles of Incorporation)

Resolution by the board of directors regarding convocation of the Ordinary General Meeting of Shareholders (for partial amendment to the Articles of Incorporation)

Monday, June 2, 2008	Notice of convocation of the Ordinary General Meeting of Shareholders to be mailed

Wednesday, June 25, 2008	Ordinary General Meeting of Shareholders - partial amendment to the Articles of Incorporation - (new rules on number of shares constituting one unit)

Friday, December 19, 2008	Public notice due date for stock split reference date

Thursday, December 25, 2008 – Tuesday, December 30, 2008	Suspension of trading on the Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges

Saturday, January 3, 2009	Stock split reference date

Sunday, January 4, 2009	Effective date of stock split, introduction date of unit share system

(Note)	The Settlement Streamlining Law is to be implemented on an as yet undetermined day before June 2009.
On a practical level, the implementation target date is currently set at January 5, 2009.

The implementation date of the Settlement Streamlining Law is yet to be determined. Once determined, we will separately announce the reference date and other details.

Change of ratio of ADRs to underlying shares

1.	Purpose of change of ratio of ADRs to underlying shares

We will aim to provide ADR holders with the same investment environment they currently enjoy by maintaining the current ADR investment unit price levels.

2.	Outline of change of ratio of ADRs to underlying shares

Current ratio:	1 ADR = 0.005 underlying shares

New ratio:	1 ADR = 0.5 underlying shares

Effective date of new ratio:	Stock split effective date (U.S. Eastern time)

First trade date with new ratio:	Business day immediately following the stock split effective date (U.S. Eastern time)

(The effective date of the new ratio and the first trade date with the new ratio will be announced once the implementation date for the Settlement Streamlining Law is determined.)

The above shall be subject to approval and passage of the partial amendment to the articles of incorporation (introduction of unit share system) at the 23rd Ordinary General Meeting of Shareholders scheduled to be held on Wednesday, June 25, 2008.

For further inquiries, please contact:

(Mr.) Sarashina or (Mr.) Yui
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone: +81-3-5205-5581